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                         April 6, 2022

       Randall C. Schatzman, Ph.D.
       Chief Executive Officer
       Bolt Biotherapeutics, Inc.
       900 Chesapeake Drive
       Redwood City, California 94063

                                                        Re: Bolt
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2022
                                                            File No. 333-263994

       Dear Dr. Schatzman:

               This is to advise you that we have not reviewed and will not review your registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              John McKenna, Esq.